Exhibit (a)(29)

To:

All Midwest and Skyway Airlines Employees

Date:

April 25, 2007

From:

Dennis O’Reilly, Treasurer and Director of Investor Relations

Subject:

Important Information for MEH Stockholders

As you know, on April 2 AirTran revised the terms of its unsolicited exchange offer for Midwest Air Group. The revised offer now expires on May 16, 2007.

If you hold stock in Midwest Air Group, you have already or will soon be asked to respond to the offer. Because you may have been asked multiple times, I’d like to take this opportunity to reiterate your responsibility as a shareholder:

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If you own Midwest Air Group stock in your Midwest 401(k) account, you will receive a mailing from M&I, trustee for the company’s 401(k) Plan. If you do not respond, the trustee or its representative will decide whether to tender your shares. Therefore, if you do not want your shares tendered, you must indicate that no action should be taken on your behalf. Not responding could mean the tendering of your Midwest Air Group shares to AirTran. If you responded to the first or second mailings, you do not need to respond again unless you want to change your instruction to the trustee.

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If you purchased Midwest Air Group stock through a custodian bank or broker who retains the stock in your account and do not wish to tender your shares, you need not reply. If you wish to tender your shares, you must contact the custodian.

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If you own Midwest Air Group stock directly and have possession of stock certificates and do not wish to tender your shares, you need not reply. If you wish to tender your shares, you must deliver your stock certificates to AirTran.

Our board of directors has unanimously recommended that shareholders reject the AirTran offer and not tender their shares. In making its recommendation, the board determined that AirTran’s offer is inadequate because it does not fully reflect the long-term value of our strategic plan, including our strong market position and future growth prospects. It is also the board’s view that the timing of the AirTran offer is opportunistic and that the offer is disadvantageous to shareholders.

Midwest filed a Schedule 14D-9 with the Securities and Exchange Commission (SEC) on April 13, 2007, which sets forth the reasons for the board’s recommendation and related information. If you would like more information about the recommendation or if you have tendered your shares and need assistance withdrawing them from AirTran’s offer, please contact MacKenzie Partners, Inc. at 800-322-2885.